Exhibit 99.6

NICE Robotic Process Automation Named a Technology Leader in 2022 SPARK
Matrix™ Report

Quadrant Knowledge Solutions latest report on the RPA market identifies unique differentiators in NICE’s robust solution portfolio, including the AI-driven Automation Finder and Desktop Analytics.

Hoboken, N.J., June 15, 2022 – NICE (Nasdaq: NICE) today announced that it has been recognized as a Technology Leader by Quadrant Knowledge Solutions for its advanced robotic process automation solutions. The global advisory and consulting firm’s SPARK Matrix™: Robotic Process Automation (RPA), 2022 report stated that NICE RPA products “enable intelligent process optimization while releasing the power of employees to provide an excellent customer experience.”

To download a copy of the complimentary report, please click here.

The SPARK Matrix report provides market insights, competitive evaluation and rankings of the key market participants based on several technology excellence and customer impact parameters. The NICE RPA portfolio examined by Quadrant Knowledge Solutions included attended and unattended automation products, desktop analytics, automation discovery and design tools.

Among the market drivers highlighted in the report was the challenge faced by most organizations in identifying and prioritizing processes for automation. In that context, Quadrant Knowledge Solutions analysts named NICE’s AI-driven automation discovery tool Automation Finder as one of its technological differentiators. It can “quickly identify and recommend which processes within the organization should automate to maximize the bottom-line effect,” the report said.

Also singled out were the “comprehensive insights” delivered by the combination of NICE Desktop and Speech Analytics, as well as how the suite of NICE RPA solutions “help organizations provide a seamless, consistent, and personalized customer experience across the customer journey.” A key feature of this personalization is NEVA, NICE’s attended automation solution, which was highlighted for its ability to “interpret and understand what employees want to achieve and react in real-time with contextually rich and relevant facts.” Regarding unattended automation, the report noted that NICE’s advanced OCR technology is key to processing unstructured data sources, such as scanned documents, charts and text messages.

In addition, the report acknowledges NICE’s robust global presence and strong customer base, which includes leading brands across an array of industry verticals. Noting NICE’s “sophisticated technology solution and comprehensive functional capabilities,” Quadrant Knowledge Solutions analysts assessed NICE to be “well-positioned to expand its market share in the global robotic process automation market.”

Barry Cooper, President, NICE Workforce and Customer Experience at NICE:
“We are very pleased to be recognized once again by Quadrant Knowledge Solutions as a leader in the RPA market, which reflects how our dedication to innovation continues to bring value to customers. This is especially important in today’s world of rapid change, when intelligent process optimization is part and parcel of unleashing the full potential of your employees and boosting business outcomes. As a one-stop-shop for automation discovery, robot design and virtual assistance, we are bringing people and technology together as we reinvent customer service.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.